Exhibit 99.84

April 21, 2025

British Columbia Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

Dear Sirs and Mesdames:

Re:	Blue Moon Metals Inc.
Notice of Change of Auditor Pursuant to National Instrument 51-102

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of Blue Moon Metals Inc. dated April 21, 2025 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements made in the Notice pertaining to our firm. We advise that we have no basis to agree or disagree with the comments in the Notice relating to Davidson & Company LLP.

Yours truly,

Chartered Professional Accountants

Licensed Public Accountants

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894